UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 1-11978

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE MANITOWOC COMPANY, INC. 401(k) RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Manitowoc Company, Inc.

11270 West Park Place

Suite 1000,

Milwaukee, WI 53224

Table of Contents

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Report of Independent Registered Public Accounting Firm	4
FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits	5
Statement of Changes in Net Assets Available for Benefits	6
Notes to Financial Statements	7
SUPPLEMENTAL SCHEDULE
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	14
SIGNATURES	16

REQUIRED INFORMATION

The following Financial Statements and Schedules of The Manitowoc Company, Inc. 401(k) Retirement Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants

The Manitowoc Company, Inc. 401(k) Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Manitowoc Company, Inc. 401(k) Retirement Plan (the Plan) as of December 31, 2024 and 2023, and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures include determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Wipfli LLP

We have served as the Plan’s auditor since 2005.

Atlanta, Georgia

June 26, 2025

THE MANITOWOC COMPANY, INC.

Statements of Net Assets Available for Benefits

As of December 31, 2024 and 2023

	December 31, 2024	December 31, 2023
Assets:
Mutual funds	$92,026,798	$128,801,659
Common collective trusts	219,496,471	148,819,659
The Manitowoc Company, Inc. common stock	5,891,240	11,198,957
Total Investments, at fair value	317,414,509	288,820,275

Receivables:
Employer contributions, receivable	3,337,039	3,109,644
Notes receivable from participants	4,860,114	4,202,184
Total receivables	8,197,153	7,311,828

Net assets available for benefits	$325,611,662	$296,132,103

See accompanying notes to the financial statements.

THE MANITOWOC COMPANY, INC.

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 2024

December 31, 2024

Additions:
Investment income:
Net appreciation in fair value of investments	$28,960,108
Interest and dividends	2,171,829
Total investment income	31,131,937

Interest income on notes receivable from participants	347,549

Contributions:
Employer	9,272,082
Participant	12,988,660
Rollover	2,697,292
Total contributions	24,958,034

Deductions:
Benefits paid to participants	26,682,527
Plan administrative expenses	275,434
Total deductions	26,957,961

Net increase in net assets available for benefits	$29,479,559

Net assets available for benefits, beginning of year	$296,132,103

Net assets available for benefits, end of year	$325,611,662

See accompanying notes to the financial statements.

Notes to Financial Statements

1. Description of Plan

Plan Description

The following description of The Manitowoc Company, Inc. 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution profit-sharing plan covering substantially all salaried and hourly employees of participating companies of The Manitowoc Company, Inc. (the “Company”). Participating companies include the Company and all U.S. subsidiaries and affiliates of the Company, as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company Retirement Plan Committee (the “Committee”) is responsible for oversight of the Plan. The Committee determines the appropriateness of the Plan’s investment offerings, monitors investment performance, and reports to the Board of Directors.

Contributions

Employees are automatically entered into the Plan after meeting the applicable eligibility requirements, with a deferral of 5% of their compensation unless they affirmatively elect an alternative deferral amount or elect not to participate in the Plan. Participants may elect to change this deferral to an alternative amount by electing a deferral between 0% to 75% of eligible compensation up to a maximum contribution subject to limitations established by the Internal Revenue Service ("IRS"). Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. The Plan allows direct rollovers from other qualified plans. Rollovers are not matched.

The Company contributes to non-union employees a matching contribution at the safe harbor match of 100% of the first 3% and 50% of the next 2% of contributed pay, which vests immediately. In addition, the Company contributes to certain union employees a matching contribution at the safe harbor match of 100% of the first 3% of contributed pay. The Company also provides an annual non-elective contribution to union employees and may also provide a discretionary profit-sharing contribution to non-union employees. In 2024, the Company made a profit-sharing contribution of $2,992,189 on behalf of non-union employees and a non-elective contribution of $140,929 on behalf of union employees. In addition, in 2024, the profit-sharing match true-up was $203,921. Total annual employer contributions to a participant’s account are limited to the lesser of 100% of the participant’s compensation for the year or the maximum contribution allowable under IRS regulations.

Participants’ Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions, an allocation of plan earnings/losses, and is reduced for participant’s withdrawals, investment expenses (based on account balances and participant investment elections), and an allocation of recordkeeping and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

All employee contributions, the Company matching contributions, and associated earnings are immediately vested.

Discretionary profit-sharing and non-elective contributions vest at a rate of 20% per year, with participants becoming fully vested after five years of service. Participants who have not attained 5 years of service and leave the Company because of reaching age 65, or due to disability, or death, are considered to be 100% vested.

Voting Rights on The Manitowoc Company, Inc. Common Stock (“Company Stock")

Voting rights for all participants who own Company Stock in their account shall be determined in accordance with Code Section 409(e)(2). As provided under Code Section 409(e)(2), each participant in the Plan is entitled to direct the Trustee as to the manner in which to vote all whole shares of Company Stock which are entitled to vote and are allocated in the account of such participant. As required under ERISA, the Trustee shall vote all such shares in accordance with those instructions. Votes representing fractional shares of stock shall be voted in the same ratio for and against each issue, as the applicable vote directed by participants with respect to whole shares of stock. Shares of Company Stock owned by the Plan, but not voted by the participant to whose account such shares have been allocated shall be voted by the Trustee in its absolute discretion.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The notes are secured by the balance in the participant’s account and bear interest at prime plus 1%. Interest rates on existing loans within the Plan as of December 31, 2024, ranged from 4.25% to 9.50%. Notes are repaid through payroll deductions over a period not to exceed five years.

Payment of Benefits

Plan benefits are available at normal retirement age (age 65), disability, retirement, death, and termination of employment with vested interests. Benefits are payable in one lump sum, direct rollover, partial withdrawals, or installment payments. In addition, hardship distributions out of the participant’s voluntary contributions account are permitted if certain criteria are met. The Plan also allows for in-service distributions upon attaining age 59½. Distributions may be made as soon as administratively feasible. The benefits are recorded when paid.

Forfeitures

As of December 31, 2024 and 2023, the forfeited non-vested account totaled $261,471 and $94,211, respectively. This account can be used to reduce future employer contributions. During 2024 and 2023, employer contributions were reduced by $220,000 and $2,522, respectively, from forfeited non-vested accounts. Forfeitures can also be used to offset plan expenses. During 2024 and 2023, forfeitures used to offset plan expenses were $63,465 and $80,632, respectively.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Committee determines the Plan’s valuation policies utilizing information provided by its investment advisors and trustees. See Note 3, “Fair Value Measurement,” for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2024 or 2023. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, and the participant has reached a distributable event, the participant loan balance is reduced, and a benefit payment is recorded.

Administrative Expenses

Administrative expenses, investment consulting, legal, and audit fees incurred by the Plan are paid from the assets of the Plan. Fees related to administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses.

3. Fair Value Measurement

Accounting Standards Codification (“ASC”) Topic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820-10 classifies the inputs used to measure fair value into the following hierarchy:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2 Unadjusted quoted prices in active markets for similar assets or liabilities, or

Unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or

Inputs other than quoted prices that are observable for the asset or liability

Level 3 Unobservable inputs for the asset or liability

The fair value measurement level within the fair value hierarchy of an asset or liability is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used as of December 31, 2024 and 2023.

Mutual funds: Mutual funds consist of publicly traded funds of registered investment companies. The fair value of these investments is determined by the underlying securities of the mutual funds and valued as Level 1 within the valuation hierarchy.

Company Stock: The Manitowoc Company, Inc common stock is based on the unadjusted quoted market price. The fair value of the stock is classified as Level 1 within the valuation hierarchy.

Common collective trust funds: Valued at the net asset value (“NAV”) of units held by the Plan at year-end, provided by the administrator of the fund. The NAV is based on the value of the underlying assets of the fund, minus its liabilities, and then divided by the number of units outstanding. The NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2024:

	Fair Value Measurements as of December 31, 2024
	(Level 1)	(Level 2)	(Level 3)	Fair value as of December 31, 2024

Mutual funds	$92,026,798	$—	$—	$92,026,798
Company Stock	5,891,240	—	—	5,891,240
Investments at net asset value (a)				219,496,471
Total investments	$97,918,038	$—	$—	$317,414,509
(a)
In accordance with Subtopic 820-10, certain investments that are measured at net asset value per share (or equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2023:

	Fair Value Measurements as of December 31, 2023
	(Level 1)	(Level 2)	(Level 3)	Fair value as of December 31, 2023

Mutual funds	$128,801,659	$—	$—	$128,801,659
Company Stock	11,198,957	—	—	11,198,957
Investments at net asset value (a)				148,819,659
Total investments	$140,000,616	$—	$—	$288,820,275
(a)
In accordance with Subtopic 820-10, certain investments that are measured at net asset value per share (or equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

4. Net Asset Value Per Share

The following table sets forth additional disclosures of the Plan’s investments whose fair value is estimated using net asset value per share as of December 31, 2024:

	Fair Value Estimated Using Net Asset Value
	Per Share as of December 31, 2024
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period

Pooled Separate accounts (a)	$129,371,994	—	Daily	Online or telephone notice	1 day
Managed Income Portfolio II (b)	$34,396,638	—	Daily	Online or telephone notice	1 day
Victory Integrity Small/Mid-Cap Value Collective Fund (c)	$12,562,710	—	Daily	Online or telephone notice	1 day
Western Asset Core Bond R3 (d)	$11,641,617	—	Daily	Online or telephone notice	1 day
MFS International Equity Fund Class 3A (e)	$10,372,583	—	Daily	Online or telephone notice	1 day
Conestoga Small/Mid-Cap Growth CIF Class A (f)	$21,150,929	—	Daily	Online or telephone notice	1 day

(a)
The objective of the Pooled Separate Accounts is to seek high total return until the target retirement date. Additionally, the accounts seek high current income and capital appreciation.
(b)
The objective of the Managed Income Portfolio II is to preserve the principal investment while earning a level of interest income that is consistent with principal preservation.
(c)
The objective of the Victory Integrity Small/Mid-Cap Value Collective Fund is to provide high total return through capital appreciation.

(d)
The objective of the Western Asset Core Bond R3 is to maximize total return and add value through duration and curve positioning, sector allocation, and security selection, while approximating the risk of the Bloomberg US Aggregate USD Unhedged Index.
(e)
The objective of the MFS International Equity Fund Class 3A is to outperform the MSCI EAFE Index over full market cycles.
(f)
The objective of the Conestoga Small/Mid-Cap Growth CIF Class A is to generate long-term investment returns.

The following table sets forth additional disclosures of the Plan’s investments whose fair value is estimated using net asset value per share as of December 31, 2023:

	Fair Value Estimated Using Net Asset Value
	Per Share as of December 31, 2023
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period

Pooled Separate accounts (a)	$113,292,226	—	Daily	Written or telephone notice	1 day
Managed Income Portfolio II (b)	$35,527,433	—	Daily	Written or telephone notice	1 day

(a)
The objective of the Pooled Separate Accounts is to seek high total return until the target retirement date. Additionally, the accounts seek high current income and capital appreciation.
(b)
The objective of the Managed Income Portfolio II is to preserve the principal investment while earning a level of interest income that is consistent with principal preservation.

5. Party-in-Interest Transactions

Transactions involving the Company Stock and notes receivable from participants are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of ERISA regulations.

As of December 31, 2024 and 2023, the Plan held 645,120 and 670,911 shares of the Company Stock, respectively. The Company did not declare a dividend in 2024 or 2023.

During the years ended December 31, 2024 and 2023, purchases of shares by the Plan totaled $798,903 and $1,090,961, respectively, and sales of shares by the Plan totaled $1,078,791 and $893,938, respectively.

Transactions involving investments administered by Fidelity, the Plan trustee, are considered party-in-interest transactions. These transactions are not, however, considered prohibited under ERISA regulations. As outlined in Note 2, "Summary of Significant Accounting Policies," the Plan paid certain expenses related to the Plan operations and investment activity to various service providers. These transactions qualify as party-in-interest transactions. These transactions are not, however, considered prohibited under ERISA regulations.

6. Plan Termination

The Company intends to continue the Plan indefinitely; however, the Company reserves the right to terminate the Plan at any time. In the event of termination, all amounts credited to participants’ accounts shall become 100% vested and distributed to participants in accordance with the Plan’s provisions.

7. Tax-Exempt Status of the Plan

On June 30, 2020, the IRS declared that the Plan is qualified pursuant to Section 401 of the IRC. Plan management believes any amendments and events since the effective date of the last IRS determination letter do not affect the qualified status of the Plan. Accordingly, the Plan is exempt from federal and state income taxes under current provisions of their respective laws.

8. Reconciliation of the Manitowoc Company, Inc. 401(k) Retirement Plan Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of December 31, 2024:

December 31, 2024
Net assets available for plan benefits per the financial statements	$ 325,611,662

Common collective trust fund market adjustment	(1,973,636)
Net assets available for plan benefits per the Form 5500	$ 323,638,026

The following is a reconciliation of change in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2024:

December 31, 2024
Net additions in net assets available for plan benefits per the financial statements	$ 29,479,559
Common collective trust fund market adjustment	(1,973,636)
Net additions in net assets available for plan benefits per the Form 5500	$ 27,505,923

9. Risks and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Schedule H, line 4i - Schedule of Assets (Held at End of Year) The Manitowoc Company, Inc. 401(k) Retirement Plan

As of December 31, 2024 EIN #39-0448110

Plan #001

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost**	Current Value

	VICT INT SMMDCP VL C	Common collective trust	**	$12,562,710
	WA CORE BOND R3	Common collective trust	**	11,641,617
	MFS INTL EQUITY 3A	Common collective trust	**	10,372,583
	CONESTOGA SMID CAP A	Common collective trust	**	21,150,929
*	MANITOWOC STOCK	Company Stock	**	5,891,240
*	FID GOVT MMKT	Mutual Fund	**	298,255
*	MIP II CL 1	Common collective trust	**	34,396,638
*	FID US BOND IDX	Mutual Fund	**	2,987,484
*	FID TOTAL MKT IDX	Mutual Fund	**	86,129,504
*	FID TOTAL INTL IDX	Mutual Fund	**	2,611,555
*	FID FRDM BLND 2065 Q	Common collective trust	**	741,296
*	FID FRDM BLND 2055 Q	Common collective trust	**	8,121,232
*	FID FRDM BLND 2060 Q	Common collective trust	**	5,472,005
*	FID FRDM BLEND INC Q	Common collective trust	**	6,334,586
*	FID FRDM BLND 2025 Q	Common collective trust	**	14,338,078
*	FID FRDM BLND 2030 Q	Common collective trust	**	21,720,449
*	FID FRDM BLND 2035 Q	Common collective trust	**	19,793,270
*	FID FRDM BLND 2040 Q	Common collective trust	**	18,691,758
*	FID FRDM BLND 2045 Q	Common collective trust	**	17,518,363
*	FID FRDM BLND 2050 Q	Common collective trust	**	16,640,957
	Total Investments			$317,414,509

*	Participant Loans	4.25% to 9.50% notes, maturing through December 2029		$4,860,114

				$322,274,623

* Represents a party-in-interest as defined by ERISA.

** The cost of participant-directed investments is not required to be disclosed.

See accompanying notes to the financial statements.

See accompanying Report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX
Exhibit No.	Description	Filed Herewith

23.1	Consent of WIPFLI LLP	X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2025	The Manitowoc Company, Inc.
(Registrant)

/s/ Brian P. Regan
Brian P. Regan
Executive Vice President and Chief Financial Officer
(Principal Financial Officer and Chair of Retirement Plan Committee)